(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-32324

CUSIP NUMBER 91274F104

For Period Ended: 12/31/2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

U-Store-It Trust
Full Name of Registrant

Former Name if Applicable

6745 Engle Road, Suite 300 Cleveland, Ohio 44130
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 1, 2007, U-Store-It Trust ("U-Store-It," "Company," "we" or "our") filed a Current Report on Form 8−K ("Form 8-K") with the Securities and Exchange Commission ("SEC"), reporting that our prior financial statements could not be relied upon and must be restated. Due to the continuing review of these matters and other matters described in the Form 8-K and in this Form 12b-25, we determined that we will need to delay the filing of our Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 Form 10-K") beyond March 1, 2007. We are working diligently to complete our 2006 Form 10-K and believe we will file our 2006 Form 10-K with restated prior years on or before March 16, 2007. However, due to the time of discovery of the matters described in the Form 8-K, we could not complete and file the 2006 Form 10-K by its due date without unreasonable effort or expense.

On February 27, 2007, the Audit Committee of the Board of Trustees of the Company, upon recommendation from management, concluded that the previously issued financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 as well as the related report of the Company's independent accountant, and the financial statements included in the Company's Quarterly Reports on Form 10-Q for each of the periods ended March 31, June 30, and September 30, 2006 should no longer be relied upon as a result of accounting errors in those financial statements related to the Company's classification of auction rate securities ("ARS") held at December 31, 2005 as cash and cash equivalents. In connection with the Company's filing of its 2006 Form 10-K, the Company will be amending and restating its Consolidated Balance Sheet and Consolidated Statement of Cash Flows as of and for the year ended 2005 and its quarterly 2006 Condensed Consolidated Statements of Cash Flows (in its 2007 quarterly filings) to reflect the ARS held at December 31, 2005 as marketable securities and the purchases and sales of those securities as investing activities. The Company does not expect this restatement to have any effect on its results of operations.

In October 2005, the Company completed a secondary offering resulting in net proceeds to the Company of approximately $378.7 million. At December 31, 2005, the Company had invested approximately $90 million of the proceeds in ARS. ARS are securities with stated maturities beyond three months that are priced and traded as short-term investments due to the liquidity provided through the auction mechanism that generally resets interest rates every 7 to 35 days. Although the risk of failure of an auction process is commercially believed to be remote, ARS do not meet the Statement of Financial Accounting Standards No. 95 definition of a cash equivalent and, therefore, require classification as marketable securities.

As stated in footnote 9 to the Company's condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the Company adopted Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108") in connection with reporting its financial position and results of operations as of and for the period ended September 30, 2006. As stated in the footnote, the Company increased by approximately $2.5 million its accumulated deficit as of the beginning of 2006 to reflect (i) a change in amortization period of loan procurement costs, (ii) an immaterial accounting error for tenant receivable transactions, and (iii) a change in liability in excess of deposit premiums for workers compensation insurance expense (the "Income Statement Errors"). Under the Company's methodology for evaluating the materiality of accounting errors prior to adoption of SAB 108, the Company had determined that the Income Statement Errors were immaterial, both individually and in the aggregate, to the Company's financial statements for prior periods, but were deemed material under the principles in newly-adopted SAB 108. In connection with its adoption of SAB 108, the Company also made an adjustment of approximately $0.7 million to reduce its net loss for the six months ended June 30, 2006 for the effect in those periods of the items described above. In light of the discovery of the error in the balance sheet and statements of cash flows for prior periods related to classification of ARS described above, the Company has determined that it is appropriate to restate the financial statements for 2004 and 2005 to properly reflect the impact of the Income Statement Errors in the periods in which such errors occurred. As such, the Company determined that the previously issued financial statements from fiscal years 2005 and 2004, as well as the related reports of the Company's independent accountant, should no longer be relied upon.

Additionally, management determined that, as a result of the restatement of the financial statements for the above mentioned periods, management's prior conclusion on the effectiveness of internal control over financial reporting as of December 31, 2005 and management's evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures related to the Annual Report on Form 10-K for the year ended 2005 should be amended. Management determined that a material weakness, as defined by the Public Accounting Oversight Board, existed related to its financial reporting process.

Management and the Audit Committee discussed each of the matters disclosed in the Form 8-K with Deloitte & Touche LLP, the Company's independent accountant.

Because our assessment and the preparation of our financial statements continue, the accounting matters identified at this stage as well as the potential impact of these matters on our financial statements remain preliminary and are subject to change. As we continue the process of evaluating the above-mentioned accounting issues and completing the preparation of our 2006 Form 10-K, these and other material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen A. Weigand	440-234-0700
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U-Store-It Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	03/01/2007	By	/s/ Kathleen A. Weigand
Kathleen A. Weigand Executive V.P., General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

The following is an explanation of the results of operations we expect to report for the year ended December 31, 2006 and the significant changes from the results of operations we expect to report for the year ended December 31, 2005, as restated.

We currently expect that the impact from the restatement of our 2005 financial results will reduce net income from the previously reported $2.8 million to approximately $1.8 million. We currently expect our net loss for the year ended December 31, 2006 to be approximately $8.0 million. The foregoing expectations are preliminary and subject to change as we complete the preparation of our financial statements and Deloitte & Touche LLP, our independent accountant, completes the audit of our 2006 financial statements to be included in our 2006 Form 10-K. The items that will significantly impact the results of operations in 2006 as compared to the restated 2005 results include:

1) Increases in revenue, operating and depreciation expenses as the Company acquired 60 self-storage facilities for approximately $362 million during 2006;

2) Increases in general and administrative expenses primarily related to severance costs incurred during 2006;

3) Increases in interest expense primarily due to the higher amount of debt outstanding in 2006 related to the funding of a portion of the acquisition of 60 self-storage facilities during the year; and

4) A decrease in interest income primarily due to the fact that in 2005 the Company invested a portion of the proceeds from its secondary offering into interest-bearing securities.